[GRAPHIC OMITTED] Acergy

Acergy S.A.
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

                                                               November 10, 2009

Dear Shareholder,

An Extraordinary General Meeting of Shareholders (the "Meeting") of Acergy S.A. (the "Company") will be held on Thursday December 17, 2009 at 11.00 a.m. (local time) at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a Societe Anonyme Holding, the Company's affairs are governed by the provisions of Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, an Extraordinary General Meeting relates to and considers matters of a formal nature. The matters to be addressed at the Meeting are restricted to those in the attached Notice.

Resolution 1: Adoption of amended Articles of Incorporation

The Directors propose the adoption of amended Articles of Incorporation. Key proposed changes to the Articles are summarised below:

Article      Change
----------   -------------------------------------------------------------------
3            Changes in Luxembourg law mean that, as from 31 December  2010, the
             Company (either by statute or by Board decision) will no longer be subject to the requirements of the 1929 Luxembourg holding company law. A transitional provision is introduced to allow for this.

8            The Board's power, previously contained in Article 8, to restrict
(para 3)     transfers of shares in certain jurisdictions has been removed.

25 Extraordinary General Meetings can be called by shareholders representing one-tenth, rather than one-fifth as previously, of the issued share capital. This is in line with changes in Luxembourg law.

27 The previous Article 27, which authorised the Board to close the shareholder register for up to 60 days preceding a shareholder meeting, dividend payment, allotment of rights, or share conversion or exchange, has been deleted. The Board retains the right to set a record date for such events.

33 (a) The restriction, previously contained in Article 33 (a), on a shareholder holding more than 20% of the outstanding share capital without Board approval, has been removed.

33 (a) The Board's power to restrict or prevent ownership of shares where it believes that such ownership may result in "Imminent and Grave Danger" to the Company has been removed from Article 33 (a).

Registered Office                                         [GRAPHIC OMITTED] TAQL
412F, route d'Esch, L-2086 Luxembourg
Societe Anonyme Holding, R.C.S. Luxembourg B 43172                   Page 1 of 5
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Article      Change
----------   -------------------------------------------------------------------
33(c)(ii)    The  mechanism for  determining  the price to be paid on a compulsory repurchase of shares (Article 33(c)(ii)) has been modified.

36 The new Article 36 delegates authority to the Board to make changes in line with the implementation into Luxembourg law of the European Directive on minority shareholdings.

The effect of the above changes is primarily to modify some Articles to reflect changes in legislation and to remove restrictions which currently apply to shareholdings, and which are not in conformity with current law or practice. The removal of these restrictions is, we believe, in shareholders' interests.

Further changes have been made to improve the clarity of the Articles. The full text of the proposed new Articles can be found on our website, at: www.acergy-group.com/public/December2009EGM and can also be obtained from the Company Secretary, Acergy S.A., 412F, route d'Esch, L-2086 Luxembourg.

Resolution 2: Appointment of Mr. Dod Fraser as a Director of Acergy S.A.

The Board requests that shareholders approve the appointment of Mr. Dod Fraser as a Director of Acergy S.A..

Mr. Fraser will join the Board as a Non-executive Director and as a member of the Compensation Committee following the 2009 EGM on December 17, 2009, subject to shareholder approval. Mr. Fraser is President of Sackett Partners Incorporated, a consulting company, and a member of corporate boards. Mr. Fraser has 27 years experience as an investment banker providing strategic advisory and corporate finance services to natural resource companies. Mr. Fraser served as a Managing Director and Group Executive, leading the global oil and gas group with Chase Manhattan Bank, now JP Morgan Chase, from 1995 until 2000, and until 1995 he was a General Partner of Lazard Freres & Co. Mr. Fraser is a Board member of Smith International, Inc., an oilfield service company; Forest Oil Corporation, an independent oil and gas company; and Terra Industries, Inc., a nitrogen-based fertilizer company. Mr. Fraser serves as Chairman of the Audit Committees of Smith and Forest and the Compensation Committee of Terra. Mr. Fraser has been a trustee of Resources for the Future, a Washington-based, environmental policy think-tank and is a member of the National Advisory Board of Outward Bound. He is a graduate of Princeton University. Mr. Fraser is a US citizen.

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Resolution 3: Adoption of Acergy S.A. 2009 Long-Term Incentive Plan ("2009
LTIP")

As you may recall, we presented, late last year, an incentive plan to shareholders, which was subsequently not approved. We recognise that the previous plan, as presented, contained elements which shareholders did not support, and which subsequently led to the plan not being approved.

Today we find ourselves in the position where we are currently without a long-term incentive plan with which to attract, retain and incentivise our senior management population, which we believe puts us at a disadvantage against our peers. Furthermore, there is limited 'retention' or 'incentive' value in current schemes under the existing plans, as the majority of previous stock awards are underwater, with the last awards under these previous schemes having been made in March 2008. We feel that it is imperative to address this to ensure that we are able to provide competitive remuneration, to enable Acergy to effectively manage through the uncertainties of the present market cycle and to capture the expected medium-term upside.

We have reflected upon feedback received from a number of shareholders and we believe that this revised plan addresses shareholders' concerns, as well as providing a plan of adequate incentive to our senior management population.

I would like to summarise a few of the key features of the 2009 plan, as proposed:

The proposed 2009 LTIP would provide only for whole share awards, which vest after three years, based on the following stringent performance conditions:

Performance conditions have been introduced, based on relative Total Shareholder Return (TSR) against a relevant Comparator Group of 14 companies. Acergy would have to deliver TSR above the median for any awards to vest. At this level only 30% of the maximum award would vest. The maximum award would only be achieved if Acergy achieved top decile TSR (i.e. if, when added to the Comparator Group, Acergy was among the top two companies, in terms of TSR performance). In addition, individual award caps have also been introduced.

A holding requirement for top management has been introduced. Therefore, if approved, senior executives must hold 50% of all awards that vest until they have built up a shareholding of 1.5 x salary, which must then be maintained.

The 2009 LTIP would cover approximately 100 senior managers and key employees.

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The Acergy Compensation Committee would decide on grants under the proposed 2009
LTIP to eligible individuals and otherwise operate and administer the proposed plan.

The proposed 2009 LTIP has a five-year term with awards being made annually. A maximum of 11,500,000 common shares would be available for issuance under the proposed 2009 LTIP. The aggregate number of shares subject to all awards granted in any calendar year is limited to 0.5% of issued share capital, which addresses previous shareholder feedback regarding the potential dilution effect. The rules of the proposed 2009 LTIP would be more specific than those of the proposed 2008 plan, to address the concern that the Compensation Committee had too much latitude within the previous proposed plan rules.

In making this proposal to shareholders, Acergy strongly believes that the introduction of the proposed 2009 LTIP addresses shareholder feedback on the structure and dilution effects, while clearly aligning executive and management compensation with shareholders' interests. The 2009 LTIP is an essential component of our compensation policy and will enable Acergy to close the current gap on competitors in terms of recruitment and retention abilities.

A full copy of the rules of the proposed 2009 LTIP can be found on our website at: www.acergy-group.com/public/December2009EGM and can also be obtained from the Company Secretary, Acergy S.A., 412F, route d'Esch, L-2086, Luxembourg.

Resolutions 2 and 3 can be passed by a simple majority of votes cast; Resolution 1 however requires a quorum of 50% of the outstanding share capital and a 2/3rd majority of votes cast. If a quorum is not achieved, a second meeting may need to be called, at which there would be no quorum requirement. Should this be the case, votes cast at this meeting would be carried over to the subsequent meeting, although shareholders would be able to change their votes if they wished to do so.

Shareholders of record as of Friday October 30, 2009 are entitled to vote at the Extraordinary General Meeting on Thursday December 17, 2009. The deadline for submission of votes for American Depositary Receipt holders is Monday December 7, 2009 and for holders of Common Shares Wednesday December 9, 2009.

Enclosed with this mailing is the Notice of Extraordinary General Meeting of Shareholders and the Proxy Card.

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If you wish your shares to be voted at the Extraordinary General Meeting, please promptly sign, date and return the enclosed Proxy Card to ensure that it will be received in time.

If you require further information or clarification on the above, please contact Karen Menzel, our Group Manager, Investor Relations at karen.menzel@acergy-group.com.

The Company's Board of Directors recommends that you vote in favour of the proposals to be considered at the Meeting.

Yours sincerely


/s/ Sir Peter Mason K.B.E.
--------------------------
Sir Peter Mason K.B.E.
Chairman

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